Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

US/Latin America/Canada Intranet article
Americas Town Hall July 12 coverage

Americas town hall details new market intelligence leader
created by IMS/VNU merger

IMS executives see an opportunity to enhance customer value, forging a new company with complementary strengths, a common heritage and shared vision of future.

     IMS Americas employees across North and South America – as well as associates in a few pending U.S. acquisitions — gathered via Webcast July 12 to learn more about our proposed merger with VNU. An estimated 1,500 employees participated in the event.

     In a videotaped message, IMS CEO and President Dave Carlucci said that IMS and VNU have worked together the last 2-1/2 years, “looking at opportunities where we could enhance customer value.”

     Added VNU CEO and Chairman Robert van den Bergh in the video, “Over time we became convinced that the deal made sense. We worked in three different areas together. We worked in the U.K. on a project. We had a joint venture in India. We worked together in Japan. I think it all showed that the combination of what VNU is doing and what IMS is doing can bring enormous value to our clients.”

     Rob noted that, together, “We have a lot of talent. We have a lot of strong products. We are both very innovative companies. And I think if you bring that to the new company, under one roof, you create something which is formidable.” He said that both IMS and VNU are “very keen to develop more new services. That’s the driving line in the businesses.”

     “We have a lot of hard work ahead of us,” Dave concurred, “but it’s an exciting journey.”

The road to VNU

     Later in the meeting, IMS Executive Chairman David Thomas recalled the annual strategy planning meetings conducted by IMS’s board of directors.

In the early years of David’s tenure at IMS, the board explored “where we could make core investments to start to grow our data and analytics business, how we could start building a consulting business, and how we could get to new healthcare audiences.”

     But as IMS considered moving into other sectors – such as healthcare plans, government, medical device manufacturers and others – “frankly, the time to be successful in each segment was too long to make it work.” So IMS began looking at partners, considering companies that we’d like to acquire or that could be likely to acquire us. “We felt it would be better if we had a more diversified business. Over and over we came back to VNU as the best partner. We’d have to make many, many small acquisitions to get the scale we get from VNU.”

     David noted, “We wanted to be a bigger company, and we’re just doing that in one step.”

Global leader in market intelligence

     In a presentation that described each company and what is envisioned, IMS Americas President Bruce Boggs said that the new entity would have four main business segments:

•	Marketing Information, a group that measures 77 billion transactions annually about consumer purchasing, behavior and attitudes in 110 countries (2004 revenues of $2.2 billion);

•	Media Measurement and Information, a group that reports on most elements of the media and entertainment industries in 60 countries, measures 85% of global ad spending and is best known for its Nielsen TV ratings (2004 revenues of $1.1 billion);

•	Business Information group, which spans 11 countries and publishes a range of trade publications, stages trade shows and runs eMedia businesses (2004 revenues of $0.7 billion);

•	And Healthcare Market Intelligence (IMS).

     For IMS, the merger is expected to “broaden our offerings and capabilities, expand our consulting and services offerings, facilitate expansion into new healthcare segments, and enhance the global scale of key activities and processes,” Bruce said. “We focus on different industries and collect different information, but there’s a lot of common ground in the type of analytics, advisory and consulting services we provide. So we can use the different information in complementary ways to give clients a more complete view of these markets.”

     Processes that VNU and IMS believe “can be taken to a common global level” to capitalize on opportunities and deliver efficiencies of scale are data assets, IT/production, acquisitions, consulting & services, client coverage and infrastructure.

     While regulatory and shareholder approvals are pursued, IMS and VNU will immediately start developing a comprehensive integration plan, Bruce said. In the meantime, in the Americas “it’s critical that we stay focused on our current initiatives and objectives and deliver a strong finish to 2005.”

     Editor’s Note: We are compiling lists of the questions asked during the meeting and those that time did not allow for. We expect to run a subsequent Q&A article in the intranet. Employees are also encouraged to submit questions through http://www.vi-together.com/employees.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.